Exhibit 99.1

CARDIOME PHARMA CORP.
1441 Creekside Drive, 6th floor
Vancouver, B.C. V6J 4S7

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada, on June 22, 2015 at 9:30 a.m. (Vancouver Time), for the following purposes:

(1)	to receive the financial statements of the Corporation for the year ended December 31, 2014 and the report of the auditors thereon;

(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;

(3)	to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of the Corporation and to authorize the directors to fix the auditors’ remuneration; and

(4)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Corporation have fixed the close of business on May 11, 2015 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 12th day of May 2015.

By Order of the Board of Directors

“Robert W. Rieder”

Robert W. Rieder
Chairman